SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                         CROWN CORK & SEAL COMPANY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $5.00 per share
         4.5% Convertible Preferred Stock, par value $41.8875 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              Common Stock: 228 255
                  4.5% Convertible Preferred Stock: 228 255 303
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Michel Renault                                Copy to: Allan M. Chapin
General Counsel                               Sullivan & Cromwell
Compagnie Generale d'Industrie                125 Broad Street
   et de Participations                       New York, N.Y. 10004
89 rue Taitbout                               (212) 558-4000
75009 Paris, France
(011) 331-4285-3000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 30, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Compagnie Generale d'Industrie et de Participations
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [ X]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS                                        Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                   France


--------------------------------------------------------------------------------
              7. SOLE VOTING POWER             0 shares of Crown Common Stock
  NUMBER OF                                    0 shares of Crown Preferred Stock
    SHARES   -------------------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER  14,028,528 shares of Crown Common Stock
  OWNED BY                             3,660,300 shares of Crown Preferred Stock
    EACH     -------------------------------------------------------------------
 REPORTING    9. SOLE DISPOSITIVE              0 shares of Crown Common Stock
   PERSON        POWER                         0 shares of Crown Preferred Stock
    WITH     -------------------------------------------------------------------
             10. SHARED DISPOSITIVE   14,028,528 shares of Crown Common Stock
                 POWER                 3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON             14,028,528 shares of Crown Common Stock
                                       3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                           [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.7% of Crown Common Stock
                                      29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                               CO; HC

--------------------------------------------------------------------------------


                               (Page 2 of 7 Pages)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marine-Wendel
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [ X]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS                                        Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                   France


--------------------------------------------------------------------------------
              7. SOLE VOTING POWER             0 shares of Crown Common Stock
  NUMBER OF                                    0 shares of Crown Preferred Stock
    SHARES   -------------------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER  14,028,528 shares of Crown Common Stock
  OWNED BY                             3,660,300 shares of Crown Preferred Stock
    EACH     -------------------------------------------------------------------
 REPORTING    9. SOLE DISPOSITIVE              0 shares of Crown Common Stock
   PERSON        POWER                         0 shares of Crown Preferred Stock
    WITH     -------------------------------------------------------------------
             10. SHARED DISPOSITIVE   14,028,528 shares of Crown Common Stock
                 POWER                 3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON             14,028,528 shares of Crown Common Stock
                                       3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                           [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.7% of Crown Common Stock
                                      29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                               CO; HC

--------------------------------------------------------------------------------


                               (Page 3 of 7 Pages)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wendel-Participations
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [ X]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS                                        Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                   France


--------------------------------------------------------------------------------
              7. SOLE VOTING POWER             0 shares of Crown Common Stock
  NUMBER OF                                    0 shares of Crown Preferred Stock
    SHARES   -------------------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER  14,028,528 shares of Crown Common Stock
  OWNED BY                             3,660,300 shares of Crown Preferred Stock
    EACH     -------------------------------------------------------------------
 REPORTING    9. SOLE DISPOSITIVE              0 shares of Crown Common Stock
   PERSON        POWER                         0 shares of Crown Preferred Stock
    WITH     -------------------------------------------------------------------
             10. SHARED DISPOSITIVE   14,028,528 shares of Crown Common Stock
                 POWER                 3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON             14,028,528 shares of Crown Common Stock
                                       3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                           [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.7% of Crown Common Stock
                                      29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                               CO; HC

--------------------------------------------------------------------------------


                               (Page 4 of 7 Pages)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
---------------------------------------------
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Societe de Gerance de Valeurs Mobilieres
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]

                                                           (b)  [ X]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS                                        Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                           [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                   France


--------------------------------------------------------------------------------
              7. SOLE VOTING POWER             0 shares of Crown Common Stock
  NUMBER OF                                    0 shares of Crown Preferred Stock
    SHARES   -------------------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER  14,028,528 shares of Crown Common Stock
  OWNED BY                             3,660,300 shares of Crown Preferred Stock
    EACH     -------------------------------------------------------------------
 REPORTING    9. SOLE DISPOSITIVE              0 shares of Crown Common Stock
   PERSON        POWER                         0 shares of Crown Preferred Stock
    WITH     -------------------------------------------------------------------
             10. SHARED DISPOSITIVE   14,028,528 shares of Crown Common Stock
                 POWER                 3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON             14,028,528 shares of Crown Common Stock
                                       3,660,300 shares of Crown Preferred Stock
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                           [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.7% of Crown Common Stock
                                      29.4% of Crown Preferred Stock
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                               CO; HC

--------------------------------------------------------------------------------


                               (Page 5 of 7 Pages)

         This Amendment No. 3, dated October 30, 1996, amends the Schedule 13D, dated February 15, 1996, as amended and supplemented by Amendment Nos. 1 and 2 thereto, dated September 26, 1996 and October 24, 1996, respectively (collectively, the "Schedule 13D"), filed on behalf of Compagnie Generale d'Industrie et de Participations ("CGIP"), Marine-Wendel ("Marine-Wendel"), Wendel-Participations ("Wendel-Participations") and Societe de Gerance de Valeurs Mobilieres ("SGVM") (collectively, the "Reporting Persons"), by adding the following additional information:


Item 5.  Interest in Securities of Issuer.

         The following is hereby added after the second paragraph of Item 5:

              On October 30, 1996, CGIP sold 8,630,572 shares of the Underwitten Common Stock and 2,781,024 shares of the Underwritten Preferred Stock and Sofiservice sold 2,006,928 shares of the Underwritten Common Stock and 668,976 shares of the Underwritten Preferred Stock, in each case pursuant to the Underwriting Agreements more fully described in Item 4 above. The closings for the sale of the Underwritten Shares took place in New York, New York.

              Following the offerings, CGIP owns 10,693,403 shares of Crown Common Stock (representing 8.34% of the Common Stock outstanding) and 3,660,300 shares of Crown Preferred Stock (representing 29.44% of the Preferred Stock outstanding). Based on Crown Common Shares of 128,245,064 and Crown Preferred Shares of 12,432,622 outstanding on October 23, 1996, CGIP has 10.05% of the Total Voting Power of Crown, as such term is defined in the Shareholders Agreement, following the offerings.




                               (Page 6 of 7 Pages)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 1996


                                       Compagnie Generale
                                       d'Industrie et de Participations

                                       By: /s/ Ernest-Antoine Seilliere
                                           Name: Ernest-Antoine SEILLIERE
                                           Title: Chairman and CEO




                                       Marine-Wendel

                                       By: /s/ Ernest-Antoine Seilliere
                                           Name: Ernest-Antoine SEILLIERE
                                           Title: Chairman and CEO




                                       Wendel-Participations

                                       By: /s/ Louis-Amedee de Moustier
                                           Name: Louis-Amedee de MOUSTIER
                                           Title: Managing Director




                                       Societe de Gerance
                                       de Valeurs Mobilieres

                                       By: /s/ Louis-Amedee de Moustier
                                           Name: Louis-Amedee de MOUSTIER
                                           Title: Chairman and CEO


                               (Page 7 of 7 Pages)